SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

August 7th 2006

JULY 2006 TRAFFIC

Passenger activity

➢    4.9% growth in traffic in line with capacity

➢    Load factor maintained at the high level of 85.2%

➢    Further increase in unit revenue

Cargo activity up 4.1%

Passenger operations

In July, levels of activity at Air France-KLM remained strong, with traffic rising 4.9% in line with capacity (+5.0%). The load factor remained stable at the high level of 85.2% (-0.1 points). The Group carried over 6.8 million passengers, up 5.6%.

The Group posted a further significant increase in yield in July, thanks to a rise in average revenue per passenger in all segments.

-	On the Americas, traffic grew by 2.3% on 3.3% higher capacity. Although down slightly (-0.9 points), the load factor remained at the very high level of 90.4%.

-	Activity on the Asian routes remained buoyant with traffic rising 8.7% on 7.2% higher capacity. The load factor reached 89.6%, up 1.2 points.

-

On the Africa & Middle-East network, the 6.1% increase in traffic only partially matched the 9.1% growth in capacity due notably to the geopolitical situation in the region. The load factor slipped 2.3 points to 79.7%.

-	On the Caribbean & Indian Ocean sector, capacity was reduced by 1.8% while traffic was down 1.3%. The load factor stood at 85.5%, up 0.4 points.

-	On the European network, activity was particularly buoyant with traffic up by 8.5% on 6.7% higher capacity. The load factor improved by 1.3 points to reach 77.5%.

Cargo operations

In July, cargo traffic increased by 4.1% on 3.3% higher capacity. The cargo load factor improved by 0.5 points to 62.6%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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Agenda

Thursday 31 August 2006 : publication of Q1 2006-07 results at 7:15 am (CET)

➢    audio-web conference at 4:00 pm (CET)

      to connect to the conference call, please dial:

-    UK  00 44 207 162 0125 (password: AKH)

-    US  1 334 323 6203 (password: AKH)

➢    to see the presentation, go to the following website

      http://airfranceklm.momentys.com (password: AKHQ1)

➢    for instant replay, please dial:

-    UK  00 44 207 031 4064 (code: 709113)

-    US  1 954 334 0342 (code: 709113)

Monday 9 October 2006: Analyst & Investor Day

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STATISTICS

Passenger activity (in millions)

	July			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	6,848	6,488	5.6%	25,899	24,439	6.0%
Revenue pax-kilometers (RPK)	18,489	17,624	4.9%	68,086	63,669	6.9%
Available seat-kilometers (ASK)	21,703	20,671	5.0%	82,544	78,608	5.0%
Load factor (%)	85.2%	85.3%	(0.1)	82.5%	81.0%	1.5

Europe (including France)
Passengers carried (000s)	4,801	4,519	6.2%	18,378	17,421	5.5%
Revenue pax-kilometers (RPK)	3,913	3,607	8.5%	14,573	13,585	7.3%
Available seat-kilometers (ASK)	5,049	4,733	6.7%	19,454	18,534	5.0%
Load factor (%)	77.5%	76.2%	1.3	74.9%	73.3%	1.6

America (North and South)
Passengers carried (000s)	848	830	2.1%	3,128	2,962	5.6%
Revenue pax-kilometers (RPK)	6,171	6,034	2.3%	22,809	21,612	5.5%
Available seat-kilometers (ASK)	6,830	6,614	3.3%	25,577	24,813	3.1%
Load factor (%)	90.4%	91.2%	(0.9)	89.2%	87.1%	2.1

Asia / Pacific
Passengers carried (000s)	455	410	10.8%	1,707	1,485	15.0%
Revenue pax-kilometers (RPK)	3,915	3,602	8.7%	14,787	13,080	13.0%
Available seat-kilometers (ASK)	4,372	4,078	7.2%	17,033	15,518	9.8%
Load factor (%)	89.6%	88.3%	1.2	86.8%	84.3%	2.5

Africa / Middle East
Passengers carried (000s)	455	436	4.4%	1,694	1,565	8.2%
Revenue pax-kilometers (RPK)	2,390	2,253	6.1%	8,789	8,057	9.1%
Available seat-kilometers (ASK)	2,998	2,747	9.1%	11,691	10,623	10.1%
Load factor (%)	79.7%	82.0%	(2.3)	75.2%	75.8%	(0.7)

Caribbean / Indian Ocean
Passengers carried (000s)	290	292	(0.8%)	992	1,007	(1.5%)
Revenue pax-kilometers (RPK)	2,099	2,128	(1.3%)	7,128	7,335	(2.8%)
Available seat-kilometers (ASK)	2,455	2,499	(1.8%)	8,788	9,121	(3.6%)
Load factor (%)	85.5%	85.2%	0.4	81.1%	80.4%	0.7

Cargo operations (in millions)
	July			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	911	875	4.1%	3,641	3,508	3.8%
Available tonne-km (ATK)	1,454	1,408	3.3%	5,579	5,429	2.8%
Load factor (%)	62.6%	62.1%	0.5	65.3%	64.6%	0.6

Europe (including France)
Revenue tonne-km (RTK)	7	8	(15.3%)	27	30	(9.7%)
Available tonne-km (ATK)	51	51	(0.7%)	193	196	(1.6%)
Load factor (%)	13.7%	16.0%	(2.3)	14.0%	15.3%	(1.3)

America (North & South)
Revenue tonne-km (RTK)	314	296	6.0%	1,222	1,211	0.9%
Available tonne-km (ATK)	486	491	(1.1%)	1,854	1,909	(2.9%)
Load factor (%)	64.6%	60.4%	4.3	65.9%	63.4%	2.5

Asia / Pacific
Revenue tonne-km (RTK)	455	454	0.2%	1,825	1,775	2.8%
Available tonne-km (ATK)	674	634	6.3%	2,606	2,441	6.8%
Load factor (%)	67.5%	71.6%	(4.1)	70.0%	72.7%	(2.7)

Africa / Middle East
Revenue tonne-km (RTK)	91	76	21.1%	375	308	21.5%
Available tonne-km (ATK)	157	139	12.7%	603	527	14.3%
Load factor (%)	58.4%	54.3%	4.0	62.1%	58.4%	3.7

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	43	40	7.7%	192	184	4.8%
Available tonne-km (ATK)	87	93	(5.7%)	323	355	(9.0%)
Load factor (%)	49.7%	43.6%	6.2	59.5%	51.7%	7.9

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations